FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 000-30850
Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SEE EXHIBIT 99.1  On January 8, 2009 the Company presented the VertiCrop™ vertical farming system at The Dubai forum: “Architecture for Sustainable Societies” on January 5th 2010.  Valcent was invited by The Dubai Forum, sponsored by Brand Dubai, to speak at their inaugural workshop, entitled “Architecture for Sustainable Societies”. The event hosted over 40 speakers, panelists, and more than 400 delegates from 15 countries.

The Dubai Forum is a new initiative that embodies the vision and the special attention given by His Highness Sheikh Mohammed bin Rashid Al Maktoum, Vice President and Prime Minister of the United Arab Emirates and Ruler of Dubai. The Forum has been established as a regular platform for focused discussions on a wide range of topics related to the main theme of sustainable development.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated January 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: January 11, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director